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                                                                    Page 1 of 11

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.     )*


                          PATINA OIL & GAS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   703224-10-5
                                 (CUSIP Number)

                          Lacey Williams (303) 534-6500
                            SOUTHWESTERN EAGLE L.L.C.
                         1675 Larimer Street, Suite 820
                             Denver, Colorado 80202
--------------------------------------------------------------------------------
    (Name/Address/Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  JUNE 29, 1999
           ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
CUSIP No.  703224-10-5                                              Page 2 of 11
         ---------------
------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             SOUTHWESTERN EAGLE L.L.C.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *        (a) / /
                                                                       (b) /X/
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             BK, WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
             IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    / /

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Louisiana
------------ -------------------------------------------------------------------
  Number of      7        SOLE VOTING POWER
   shares                 841,600
beneficially ---------- --------------------------------------------------------
  owned by       8        SHARED VOTING POWER
    each                  0
 reporting   ---------- --------------------------------------------------------
   person        9        SOLE DISPOSITIVE POWER
    with                  8841,600
             ---------- --------------------------------------------------------
                10        SHARED DISPOSITIVE POWER
                          0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             841,600
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN  ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       / /
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.3
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             00
--------------------------------------------------------------------------------

                                   SCHEDULE 13D
CUSIP No.  703224-10-5                                              Page 3 of 11
         ---------------
------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             James W. Williams, Jr.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *        (a) / /
                                                                       (b) /X/
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             BK, WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
             IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    / /

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
------------ -------------------------------------------------------------------
  Number of      7        SOLE VOTING POWER
   shares                 841,600
beneficially ---------- --------------------------------------------------------
  owned by       8        SHARED VOTING POWER
    each                  0
 reporting   ---------- --------------------------------------------------------
   person        9        SOLE DISPOSITIVE POWER
    with                  841,600
             ---------- --------------------------------------------------------
                10        SHARED DISPOSITIVE POWER
                          0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             841,600
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN  ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       / /
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.3
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                                   SCHEDULE 13D
CUSIP No.  703224-10-5                                              Page 4 of 11
         ---------------
------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             H. Hunter White, III
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *        (a) / /
                                                                       (b) /X/
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             BK, WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
             IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    / /

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
------------ -------------------------------------------------------------------
  Number of      7        SOLE VOTING POWER
   shares                 841,600
beneficially ---------- --------------------------------------------------------
  owned by       8        SHARED VOTING POWER
    each                  0
 reporting   ---------- --------------------------------------------------------
   person        9        SOLE DISPOSITIVE POWER
    with                  841,600
             ---------- --------------------------------------------------------
                10        SHARED DISPOSITIVE POWER
                          0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             841,600
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN  ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       / /
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.3
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement relates to shares of the common stock, $.01 par value per share (the "Common Stock"), of Patina Oil & Gas Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1625 Broadway, Denver, Colorado 80202.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         (i)   Southwestern Eagle L.L.C. ("Southwestern");

         (ii)  James W. Williams, Jr. ("Mr. Williams"); and

         (iii) H. Hunter White, III ("Mr. White").

         Southwestern is engaged primarily in the business of investing in and owning oil and gas properties, other real property interests, and securities of companies which own oil and gas properties. Its business address is 1675 Larimer Street, Suite 820, Denver, Colorado 80202.

         Mr. Williams is the President of Southwestern Production Corp., a company engaged in the exploration and development of oil and gas properties. His business address is 1675 Larimer Street, Suite 820, Denver, Colorado 80202.

         Mr. White is engaged in the business of investing in and owning securities and other assets. His business address is P. O. Box N4820, Nassau, Bahamas.

         (a) - (c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the members of Southwestern is set forth in Schedule I hereto, which is incorporated herein by reference. Each natural person listed in Schedule I hereto is a citizen of the United States.

         (d) (e) During the last five years, neither the Reporting Persons, nor to their knowledge, any of the other persons or entities listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment decree or final order subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of the close of business on July 7, 1999, Southwestern has acquired 841,600 shares of the Issuer's Common Stock (the "Shares") for an aggregate purchase price of $3,618,206. 408,300 of such purchases were made in open market transactions and the remaining shares were acquired in a privately negotiated transaction. The funds for the acquisition of most of the Shares came from the proceeds of a term loan of $2,216,625 and a revolving line of credit from Bank One, Texas National Association ("Bank One") to Southwestern; funds for the purchase of the balance of the Shares came from Southwestern's working capital. The Shares have been pledged to Bank One to secure repayment of the term loan.

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                                                                   Page 6 of 11

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons purchased the Shares based on their belief that the Shares at current market prices are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to them, and the availability of shares of Common Stock at prices that would make the purchase of additional shares desirable, the Reporting Persons may seek to increase their ownership of the Issuer's Common Stock through, among other things, the purchase of shares of Common Stock on the open market or in private transactions, through a tender offer or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

         The Reporting Persons may also decide in the future, should they believe that the Issuer's shares of Common Stock continue to be undervalued, to propose a transaction pursuant to all or a portion of the Issuer be sold, and in connection therewith the Reporting Persons may seek to participate in such transaction or seek to acquire control of the Issuer in a negotiated transaction or otherwise. Should the Reporting Persons believe that the Issuer's shares of Common Stock continue to be undervalued, the Reporting Persons also may seek in the future to have one or more of their representatives appointed to the Board of Directors of the Issuer, by agreement with the Issuer or otherwise, including by running its own slate of nominees at an annual or special meeting of the Issuer. The Reporting Persons may in the future propose other matters for consideration and approval by the Issuer's stockholders or the Board of Directors, including amendments to the Issuer's certificate of incorporation and by-laws to eliminate any provisions which the Reporting Persons believe are designed to benefit the management and the Board of Directors of the Issuer, but have not identified such matters at this date.

         The Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review Southwestern's investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to Southwestern's investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of the Shares or to change their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the close of business on July 7, 1999,

         (a) Southwestern holds for its account 841,600 Shares of the Issuer's Common Stock, representing 5.3% of the outstanding shares of Common Stock. The aggregate percentage of the shares of Common Stock owned by Southwestern is based upon shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999.

         (b) As a Manager of Southwestern, each of Mr. Williams and Mr. White may be deemed to have the sole power to direct the voting and disposition of the shares of the Issuer's Common Stock held by Southwestern.

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                                                                   Page 7 of 11

         (c) Schedule II attached hereto and incorporated herein by reference describes all transactions in the Issuer's Common Stock that were effected during the past 60 days by the Reporting Persons or the other persons or entities listed in Schedule I hereto.

         (d) The members of Southwestern have the right to participate in the receipt of dividends from, or proceeds from the sales of, shares of the Issuer's Common Stock beneficially owned by Southwestern.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than as described herein, there are no contracts, arrangements or relationships between Southwestern and any other person or entity, with respect to securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Joint Filing Agreement dated July 8, 1999 among Southwestern Eagle L.L.C., James W. Williams, Jr. and H. Hunter White, III.

         2. Amended and Restated Credit Agreement dated as of June 1, 1999 between Southwestern and Bank One, Texas, National Association, as amended by First Amendment to Amended and Restated Credit Agreement effective as of June 25, 1999.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                         SOUTHWESTERN EAGLE L.L.C.



Dated:  July 8, 1999                     By: /s/ James W. Williams, Jr.
                                            -----------------------------
                                         Name:   James W. Williams, Jr.
                                         Title:  Manager

                                         /s/ James W. Williams, Jr.
                                         --------------------------------
                                         James W. Williams, Jr.

                                         /s/ H. Hunter White, III
                                         --------------------------------
                                         H. Hunter White, III

                                   SCHEDULE I

                      Members of Southwestern Eagle L.L.C.


         The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the members of Southwestern Eagle L.L.C. is set forth below. Such information is also given as to each person controlling any member which is a partnership or a limited liability company.


Name and Business Address                      Present Principal Occupation or
-------------------------                      -------------------------------
Employment                                     Members
----------                                     -------
James W. Williams Jr.                          President of Southwestern
1675 Larimer Street, Suite 820                 Production Corp.
Denver, CO  80202

H. Hunter White III                            Investor
P. O. Box N4820
Nassau, Bahamas

Michael B. White                               Investor
P. O. Box 55715
Metairie, LA  70005

Michael Bright White Childrens Trust           Investor
Andrew Rinker, Jr. or Evans F. White
Co-Trustees
P. O. Box 55715
Metairie, LA  70005

Michael B. White or H. Hunter White, III       Investor
Co-Trustees UWO JB Hickey
FBO Michael B. White
P. O. Box 55715
Metairie, LA  70005

LACROIX Cellular Partnership                   Investor
c/o H. Hunter White, Jr.
826 Union, #100
New Orleans, Louisiana  70112

E. V. Lake, L.L.C.                             Investor
203 Carondelet, Suite 210
New Orleans, Louisiana  70130-3703


                                                                   Page 9 of 11

Controlling Persons of Members
------------------------------
E. V. Lake, L.L.C.
         James W. Williams, Jr.                    50%       See above for principal occupation or
         (see above for address)                             employment.
         H. Hunter White, III                      50%       See above for principal occupation or
         (see above for address)                             employment.

LACROIX Cellular Partnership                                 See above for principal occupation or
         H. Hunter White, Jr.                                employment.
         (see above for address)

Michael Bright White Childrens Trust                         See above for principal occupation or
Andrew Rinker, Jr. or Evans F. White                         employment.
Co-Trustees
(see above for address)

Michael B. White or H. Hunter White, III                     See above for principal occupation or
Co-Trustees                                                  employment.
U/W/O JB Hickey
F/B/O Michael B. White
(see above for address)


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                                                                   Page 10 of 11

                                   SCHEDULE II


                     Transactions in Shares of the Issuer's
                      Common Stock Within the Past 60 Days


Shares of Common Stock Purchased     Price Per Share         Date of Purchase
--------------------------------     ---------------         ----------------
20,400                               5.1881                  5/10/99
2,300                                5.25                    5/11/99
20,000                               5.25                    5/12/99
600                                  5.25                    5/14/99
34,400                               5.25                    5/17/99
120,000                              5.00                    5/14/99
50,000                               4.9938                  5/28/99
6,500                                5.7519                  6/25/99
13,500                               5.75                    6/28/99
28,000                               5.9241                  6/29/99
15,000                               5.8875                  6/30/99
19,200                               5.9902                  7/1/99
8,400                                6.000                   7/2/99

         All of the above purchases were made by Southwestern in open market transactions effected upon the New York Stock Exchange.

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                                                                   Page 11 of 11

                                  EXHIBIT INDEX

Exhibit      Title                                                      Page No.
-------      -----                                                      --------
Exhibit 1    Joint Filing Agreement dated July 8, 1999 among                12
             Southwestern Eagle L.L.C., James W. Williams, Jr. and
             H. Hunter White, III.

Exhibit 2    Amended and Restated Credit Agreement dated as of June         13
             1, 1999 between Southwestern Eagle L.L.C. and Bank One,
             Texas, National Association, as amended by First
             Amendment to Amended and Restated Credit Agreement
             effective as of June 25, 1999.